Exhibit 99.5

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the inclusion in the Annual Report on Form 40-F of Barrick Gold Corporation (the Company), and to the incorporation by reference on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769) of the Company, of our report dated February 18, 2015 relating to the Company’s 2014 and 2013 consolidated financial statements and the effectiveness of internal control over financial reporting as at December 31, 2014.

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario
March 27, 2015